

August 20, 2007

via U.S. Mail

Mr. Michael S. Vandale
President and Chief Executive Officer
Patch International Inc.
Suite 300, 441 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V1

> **Re: Patch International Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 9, 2007**
> **File No. 333-142781**

Dear Mr. Vandale:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1.   Please submit draft amendments to your registration statement and periodic reports with your next response, showing all changes from the versions on file marked. Please ensure that all of your financial information is current; and that you have included explanatory paragraphs in the forepart of your amendments to the periodic reports, summarizing the changes with reference to the locations in the documents having further details, including the error correction disclosures in the financial statements which should cover all changes impacting the amounts

previously reported. At this point, the registration statement will need to include audited financial statements through May 31, 2007 to comply with Item 310(g) of Regulation S-B. Given that you have tentatively agreed to comply with various comments in our prior letter without submitting relevant documentation, we may have additional comments once you complete your response. Please give us a call if you need further clarification on which reports to file.

Management's Discussion and Analysis or Plan of Operation, page 10

Minority Interest, page 12

2.   We note your response to prior comment 4, regarding the gain you recognized upon forming Patch Oilsands Limited Partnership, based on the difference between your contribution and your equity interest. Please disclose the nature of your contribution and the contribution of the other partners, and explain how these contributions represent 70% and 30%, respectively, as previously requested. We had also asked that you submit the analysis that you performed in determining you had an earnings event, or otherwise met the criteria outlined in SAB Topic 5:H, which you did not provide.

3.   Please explain how you determined that your situation was unlike any of the examples provided in IRQ2 of SAB Topic 5:H, where realization is not generally assured (e.g. a subsidiary that is a newly-formed, non-operating entity; a research and development, start-up or development stage company; or an entity whose ability to continue in existence is otherwise in question), and which therefore generally need to be accounted for as capital transactions, with gain neither recognized nor deferred.

Financial Statements – Nine Months Ended February 28, 2007, page F-1

Note 4 – Oil and Gas Interests, page F-8

4.   Expand your disclosure to describe the property interests held by Damascus Energy, Inc. and 1289307 Alberta Ltd., which you acquired on December 15, 2006 and January 16, 2007, and which are associated with the amounts ascribed to your non-producing oil and gas properties, totaling $25.5 million. Identify the specific properties to which these interests pertain, and the status of exploration or development. Also indicate the nature of the interests, conditions for retention, and whether reserves have been established. Include comparable details about the property interests associated with the $14.2 million cash expenditure shown on page F-4. Disclose how you have been able to support recoverability under your impairment testing, following the guidance in paragraph 28 of SFAS 19, and paragraph 8 of SFAS 144, as applicable.

Note 13 – Subsequent Event, page F-16

5.   We note the revisions you have proposed in response to prior comment 10, concerning your sale of oil sands assets and conventional oil and gas interests to Great Northern Oilsands Inc. on March 8, 2007 in exchange for $2.6 million, shortly after acquiring these assets in your purchase of Damascus Energy, Inc. on December 15, 2006. Please disclose how you determined the cost basis in these assets to be $2.3 million, as depicted on page F-2, relative to the $23.5 million purchase price ascribed to oil and gas properties in recording your acquisition, as shown on page F-9. Please submit the underlying support for your purchase price allocation, as it pertains to the property interests.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael S. Vandale
Patch International Inc.
August 20, 2007
page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nasreen Mohammed at (202) 551-3773 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me, at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn
    N. Mohammed
    K. Hiller

    via facsimile
    Fay M. Matsukage, Esq.
    Dill, Dill, Carr, Stonbraker & Hutchings P.C.
    (303) 777-3823